Obtaining Control of Credit Suisse US Equity Flex 1 Portfolio
Trust Class
As of April 30, 2011, IDS Life Insurance Co. ("Shareholder") owned 0 shares of the Fund, which represented less than 25% of the Fund. As of June 30, 2011, Shareholder owned 9,845,315.946 shares of the Fund, which represented 43.73% of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.